Renegotiations of Collective Bargaining Agreement with Unión Sindical Obrera

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) communicates that on Friday, December 19, 2025, the Unión Sindical Obrera (“USO”) started the early collective bargaining process with the Company.

As prescribed by Articles 478 and 479 of the Colombian Labor Code, the early collective bargaining process started with the filing of a complaint with the Ministry of Labor, against the Collective Bargaining Agreement executed between the Company and USO, and with effectiveness from January 1, 2023 to December 31, 2025 (the “Collective Bargaining Agreement”). The complaint was filed within the legal term of 60 days prior to the expiration of the Collective Bargaining Agreement.

Pursuant to Article 479 of the Colombian Labor Code, Ecopetrol must await certain administrative steps to be carried by the Ministry of Labor. Thereafter, the USO is expected to present a list of requests which would guide the negotiations between the parties.

To the extent necessary, Ecopetrol will continue to provide updates on this process in accordance with applicable regulations.

Bogota D.C., December 24, 2025

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co